                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 1)*



                              REMOTE DYNAMICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75962A105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        LLOYD I. MILLER, III, 4550 GORDON DRIVE, NAPLES, FLORIDA, 34102
                              (TEL) (239) 263-8860
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  JULY 29, 2004
--------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)

----------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


CUSIP NO. 75962A105                                                  PAGE 2 OF 7

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Lloyd I. Miller, III                      ###-##-####

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A)    [ ]


                                                               (B)    [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY



--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF-OO**

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR  2(E)                                             [ ]


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
   NUMBER OF
                      0***
    SHARES
                ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           0***

     EACH       ----------------------------------------------------------------
                9     SOLE DISPOSITIVE POWER
  REPORTING
                      0***
   PERSON
                ----------------------------------------------------------------
    WITH        10    SHARED DISPOSITIVE POWER

                      0***

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN-IA-OO**

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3, HEREIN.
***SEE RESPONSE TO ITEM 5(A), HEREIN.

ITEM 1. SECURITY AND ISSUER

      This constitutes Amendment No. 1 (the "Amendment") to the statement on
Schedule 13D filed on behalf of Lloyd I. Miller, III (the "Reporting Person") dated July 12, 2004 relating to the Common Stock, par value $0.01 of Remote Dynamics, Inc. (the "Shares"). Remote Dynamics, Inc. (the "Company") has its principal executive offices at 1155 Kas Drive, Suite 100, Richardson Texas. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

      Item 3 of the Statement is hereby amended and restated in its entirety to read as follows: "As described in response to Item 4 below, the Reporting Person does not own any Shares."

ITEM 4. PURPOSE OF THE TRANSACTION

      Item 4 of the Statement is hereby amended by adding the following:

      "The Reporting Person is filing this Amendment to report that on or about July 28, 2004 (i) he entered into a letter agreement with the Company (the "Letter Agreement"), in substantially the form attached hereto as Exhibit A, pursuant to which he sold all of his Shares resulting in a material change to the percentage of Shares beneficially owned by him and (ii) he has resigned as a director from the board of directors of the Company."


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

      "(A)  THE REPORTING PERSON IS DEEMED TO BENEFICIALLY OWN 0 SHARES.

      (B)   NOT APPLICABLE.

      (C) THE FOLLOWING TRANSACTIONS WERE EFFECTED BY THE REPORTING PERSON IN THE PAST 60 DAYS:


                                         TRUST A-3

     DATE OF TRANSACTION          NUMBER OF SHARES SOLD          PRICE PER SHARE

        JULY 29, 2004                     15,682                      $2.00


                                        TRUST A-4

     DATE OF TRANSACTION          NUMBER OF SHARES SOLD          PRICE PER SHARE

        JULY 29, 2004                    589,646                       $2.00

                                      MILFAM I L.P.

     DATE OF TRANSACTION          NUMBER OF SHARES SOLD          PRICE PER SHARE

        JULY 29, 2004                    109,775                      $2.00


                                      MILFAM II L.P.

     DATE OF TRANSACTION          NUMBER OF SHARES SOLD          PRICE PER SHARE

        JULY 29, 2004                    136,434                      $2.00



                                        CRIDER GST

     DATE OF TRANSACTION          NUMBER OF SHARES SOLD          PRICE PER SHARE

        JULY 29, 2004                     17,250                      $2.00



                                      CATHERINE GST

     DATE OF TRANSACTION          NUMBER OF SHARES SOLD          PRICE PER SHARE

        JULY 29, 2004                     15,682                      $2.00




                                       KIMBERLY GST

     DATE OF TRANSACTION          NUMBER OF SHARES SOLD          PRICE PER SHARE

        JULY 29, 2004                     15,682                      $2.00



                                        LLOYD GST

     DATE OF TRANSACTION          NUMBER OF SHARES SOLD          PRICE PER SHARE

        JULY 29, 2004                     76,842                      $2.00



                                       LLOYD MILLER

     DATE OF TRANSACTION          NUMBER OF SHARES SOLD          PRICE PER SHARE

        JULY 29, 2004                    217,981                      $2.00

      (D)   NOT APPLICABLE.

      (E)   NOT APPLICABLE."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


THE LETTER AGREEMENT PROVIDES IN PERTINENT PART, THE FOLLOWING:

In furtherance of the business and strategic objectives of Remote Dynamics (the "Company" or "Buyer"), the Company has offered to purchase, and you and certain affiliated entities named on the signature pages of this letter agreement ("Sellers") have agreed to sell, an aggregate of 929,948 shares (the "Shares") of common stock of the Company, par value $0.01 per share (the "Common Stock").

ITEM 7. MATERIALS TO BE FILED EXHIBITS.

EXHIBIT A - LETTER AGREEMENT DATED JULY 28, 2004

      AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:   AUGUST 11, 2004

                                                  BY:   /S/ LLOYD I. MILLER, III
                                                        ------------------------

                         EXHIBIT INDEX

       EXHIBIT           DOCUMENT
       -------           --------
       EXHIBIT A         LETTER AGREEMENT